

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 9, 2015

Randall L. Hales
Chief Executive Officer
ZAGG, Inc.
3855 South 500 West, Suite J
Salt Lake City, Utah 84115

> **Re:** **ZAGG Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2015**
> **File No. 333-208213**

Dear Mr. Hales:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 8

1.   Please revise your disclosure to identify in the registration statement the person or persons who have voting or investment control over the company's securities that are owned by Genesis Select Corporation and NLU Products, L.L.C. Refer to Item 507 of Regulation S-K and Question 140.02 in our Compliance and Disclosure Interpretations (Regulation S-K).

Plan of Distribution, page 10

2.   It appears that one of your selling shareholders, Bud Zuckerman, is a broker-dealer. Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation and revise your prospectus accordingly. Please tell us

whether any of your other selling shareholders are broker-dealers or affiliates of broker-dealers. For those selling shareholders that are affiliates of a broker-dealer, please state whether (i) each seller purchased the securities in the ordinary course of business and (ii) at the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling shareholder is unable to make these representations, the prospectus should state that the selling shareholder is an underwriter.

Exhibit 5.1

3.   We note that counsel's opinion opines as to the validity of the Primary Securities and the Warrant Shares, but does not appear to opine as to the validity of those Secondary Securities which are not Warrant Shares. Please obtain a revised opinion that addresses whether the shares of common stock being sold by selling stockholders that are currently outstanding have been legally issued and are fully paid and non-assessable. See Section II.B.2.h of Staff Legal Bulletin No. 19.

4.   Please supplementally undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. See Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 in our Compliance and Disclosure Interpretations (Securities Act Rules).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Randall L. Hales
ZAGG, Inc.
December 9, 2015
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Jeffrey M. Jones
        Durham Jones & Pinegar, P.C.